Filer:  The AES Corporation
                                    Pursuant to Rule 425 under the Securities
                                       Act of 1933
                                               Commission File No. 001-12291

                                            Subject Company:  Gener S.A.
                                          Commission File No:  001-13210

FOR IMMEDIATE RELEASE

                                               Contact:  Kenneth R. Woodcock
                                                                703/522/1315


                   THE AES CORPORATION ANNOUNCES U.S. AND
                  CHILEAN OFFERS TO ACQUIRE APPROXIMATELY
                            80% OF GENER SHARES

               TRANSACTION TO PROVIDE GENER SHAREHOLDERS WITH
               SUPERIOR ALTERNATIVE TO TOTALFINAELF PROPOSAL

ARLINGTON, VIRGINIA - NOVEMBER 3, 2000 - The AES Corporation (NYSE:AES), the world's largest independent global power company, announced today its intention to make an offer to acquire all outstanding Gener S.A. (BCS:Gener; NYSE:CHR) American Depositary Shares (ADSs) in exchange for AES common stock having a value of US$16 per ADS and that it had commenced in Chile an offer to acquire 3,466,600,000 Gener shares at the Chilean Peso equivalent of US$0.235294118 per share in cash. The shares to be acquired in the Chilean offer represent in the aggregate approximately 75% of the currently outstanding Gener shares, not including Gener shares represented by ADSs. The price per Gener share pursuant to the two offers is equivalent based upon the 68 Gener shares represented by each Gener ADS. Based on the reported number of Gener ADSs outstanding, the aggregate consideration to be paid pursuant to the U.S. and Chilean offers is approximately US$1.056 billion. AES expects to file its exchange offer relating to the Gener ADSs with the Securities and Exchange Commission next week.

AES also announced that Compania de Petroleos de Chile S.A. (Copec), Gener's largest shareholder which owns approximately 19.7% of Gener's outstanding shares, has stated it is prepared to tender its Gener shares pursuant to AES's Chilean offer.

There will be no proration in the U.S. offer. If more than 3,466,600,000 shares are tendered in the Chilean offer, and all other conditions to the offer are met, shares will be purchased on a pro rata basis. Based upon the reported number of Gener ADSs outstanding, the Gener shares and ADSs to be purchased pursuant to the offers would represent approximately 80% of the outstanding Gener shares.

Dennis W. Bakke, President and Chief Executive Officer of AES, stated, "We are excited about the opportunity to make this investment in one of the leading electric sector companies in Chile."

Naveed Ismail, President of AES Andes commented, "We are very pleased to bring this offer to the shareholders of Gener and to have the support of Copec, Gener's largest shareholder. We believe our transaction represents a superior financial alternative for Gener shareholders. We are confident that shareholders will recognize the merits of our offers."

AES also stated that it intends to solicit votes against approval of the TotalFinaElf proposal in the event Gener proceeds with its announced plans to hold a shareholders meeting to approve that proposal.

Completion of each of AES's offers is conditioned on the adoption of amendments to Gener's Bylaws to permit the ownership of more than 20% of the outstanding Gener shares by any person or group which requires the approval of 75% of Gener's outstanding shares. Copec, which has previously considered calling a Gener shareholders meeting for this purpose, has agreed to call a Gener shareholders meeting and to vote in favor of the Bylaw amendment. The offers are also conditioned on, among other things, AES being satisfied that the TotalFinaElf proposal will not take place and that the shares purchased in the Chilean offer represent at least a majority of the outstanding Gener shares. In addition, the offers are conditioned on AES having obtained sufficient funds to purchase the shares tendered in the Chilean offer and to pay related fees and expenses of the Chilean and U.S. offers and the receipt of required regulatory approvals. Deutsche Bank Alex Brown is acting as AES's financial advisor. The complete details of AES's offer for Gener ADSs will be set forth in a filing to be made with the Securities and Exchange Commission.

Business development milestones in 2000 include the following:

o In September, AES entered the Bolivian telecom market with the purchase of 100% of Redibol, a Competitive Access Provider based in La Paz, for $2.5 million.

o In September, AES and EDF International S.A. announced they have entered into an agreement to jointly acquire the 11.68% interest in Light Servicos de Eletricidade S.A., owned by two subsidiaries of Reliant Energy for $430 million.

o In September, AES began construction on a $340 million electric power plant and liquefied natural gas importing facility located in the Dominican Republic.

o In August, AES completed the acquisition of a 59% stake in the 1,000 MW hydroelectric facility of Hidroelectrica Alicura S.A. in Argentina from Southern Energy, Inc. and its partners.

o In August, AES and REI announced that they have entered into an agreement whereby a subsidiary of AES will acquire Reliant Energy International's interest in El Salvador Energy Holdings, S.A., which owns three distribution companies in El Salvador.

o In August, subsidiaries of AES issued approximately $1 billion of non-recourse project bonds to refinance outstanding debt at the Drax Power Station, located in North Yorkshire, England.

o In August, a subsidiary of AES entered into an agreement whereby AES will acquire the 49% interest held by TransCanada PipeLines Limited in the Songo Songo Gas-to-Electricity Project in Tanzania.

o In July, AES and IPALCO Enterprises Inc. announced that they entered an agreement whereby AES will acquire IPALCO Enterprises, Inc.

o In June, AES acquired approximately 87% of the stock of C.A. La Electricidad de Caracas, an integrated electricity company serving Caracas, Venezuela.

o In June, a subsidiary of AES completed an $815 million non-recourse financing for a circulating fluidized bed coal-fired facility currently being built on the south coast of Puerto Rico.

o In June, a subsidiary of AES completed an $815 million non-recourse financing for a circulating fluidized bed coal-fired facility currently being built on the south coast of Puerto Rico.

o In May, a subsidiary of AES acquired 100% of Tractebel Power Ltd., from Tractebel S.A. With this transaction, AES owns approximately 92% of NIGEN's common stock.

o In May, AES announced that it won a bid to purchase a 70% interest in the 1,580 MW Mohave Generating Station in Laughlin, Nevada for approximately $667 million.

o In April, AES announced it intends to launch a tender offer to acquire all outstanding common and preference shares of Brazilian generation company Compania de Geracao de Energia Eletrica Tiete.

o In March, a subsidiary of AES acquired for $8 million, GeoUtilities Inc., an internet-based superstore for energy, telecom and other vital services.

o In March, a subsidiary of AES completed a financing associated with 823 MW of generating facilities in the Republic of Georgia. The financing included the acquisition of the 600 MW Gardabani thermal plant and the establishment of 25-year concessions for the Khrami I and II hydro stations, which have a combined capacity of 223 MW.

o In March, a subsidiary of AES completed a $440 million non-recourse project financing for AES Red Oak, an 832 MW natural gas-fired combined cycle plant in Sayerville, New Jersey.

o In February, AES announced that a subsidiary had reached an agreement with the Bulgarian state-owned electric utility NEK, that will allow AES to build, own, operate and transfer a $750 million lignite-fired power plant.

o In January, a subsidiary of AES agreed to acquire 59% of the outstanding preferred (non-voting) shares of Eletropaulo S.A.

o In January, a subsidiary of AES and Caterpillar Inc. reached a service agreement for multiple energy products that will result in the construction of a 45 MW cogeneration plant in Mossville, Illinois.

AES is a leading global power company comprised of competitive generation, distribution and retail supply businesses in Argentina, Australia, Bangladesh, Brazil, Canada, China, Dominican Republic, El Salvador, Georgia, Hungary, India, Kazakhstan, the Netherlands, Mexico, Pakistan, Panama, the United Kingdom, the United States and Venezuela.

The company's generating assets include interests in one hundred and thirty-seven facilities totaling over 49 gigawatts of capacity. AES's electricity distribution network has over 920,000 km of conductor and associated rights of way and sells over 126,000 gigawatt hours per year to over 17 million end-use customers. In addition, through its various retail electricity supply businesses, the company sells electricity to over 154,000 end-use customers.

AES is dedicated to providing electricity worldwide in a socially responsible way.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

AES INTENDS TO FILE A TENDER OFFER STATEMENT AND AN EXCHANGE OFFER REGISTRATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION AS SOON AS PRACTICABLE. WE URGE INVESTORS AND SECURITY HOLDERS OF GENER TO READ CAREFULLY THE U.S. EXCHANGE OFFER REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors and security holders may obtain a free copy of the U.S. exchange offer when it is available and other documents filed by AES and Gener with the Securities and Exchange Commission at the Securities and Exchange Commission's Web site at www.sec.gov. The U.S. exchange offer and these other documents may also be obtained for free from D.F. King & Co., Inc., the Information Agent, by calling 1-800-755-3105.


                               * * * * *

For more general information visit our web site at www.aesc.com or contact investor relations at investing@aesc.com. The list aes-pr-announce is an automated mailing list and can be found on the investing page of our web site. Those who subscribe to this list will receive updates when AES issues a press release.

                               * * * * *

This press release is for informational purposes only. It is not an offer to buy or a solicitation of an offer to sell any shares of AES common stock. The solicitation of offers to buy Gener common stock will only be made pursuant to a prospectus and related materials that AES expects to send to Gener shareholders. These securities may not be sold, nor may offers to buy be effected prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                               * * * * *

This press release contains forward-looking statements concerning the financial condition, results of operations and business of AES following the consummation of its proposed acquisition of Gener and the anticipated financial and other benefits of such proposed acquisition. In some cases, you can identify forward looking statements by the words "will", "believes", "plans", "would" or similar expressions. These forward looking statements are not guarantees of future performance and are subject to risks and uncertainties and other important factors, including those that could cause actual results to differ materially from expectations based on forward looking statements made in this press release or elsewhere. For a description of certain of these risks please refer to AES's and Gener's filings with the SEC.

                               * * * * *

This document is being filed pursuant to Rule 425 under the Securities Act of 1933.